Exhibit 99.1

NUVEI OBTAINS SHAREHOLDER APPROVAL FOR
GOING PRIVATE TRANSACTION WITH ADVENT

Montréal, June 18, 2024 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI)(TSX: NVEI), the Canadian fintech company, is pleased to announce that, at the special meeting (the “Meeting”) of the Company’s shareholders (the “Shareholders”) held on June 18, 2024, Shareholders approved the special resolution (the “Arrangement Resolution”) approving the previously-announced plan of arrangement under section 192 of the Canada Business Corporations Act (the "Arrangement") involving the Company and Neon Maple Purchaser Inc. (the “Purchaser”), a newly-formed entity controlled by Advent International, L.P. Pursuant to the Arrangement, the Purchaser will acquire all of the issued and outstanding subordinate voting shares ("Subordinate Voting Shares") and multiple voting shares ("Multiple Voting Shares" and collectively with the Subordinate Voting Shares, the "Shares") of the Company. The Shares that are not held by Philip Fayer, certain investment funds managed by Novacap Management Inc. (collectively, "Novacap") and Caisse de dépôt et placement du Québec ("CDPQ" and, collectively with Philip Fayer and Novacap and the entities they control directly or indirectly, the "Rollover Shareholders") will be acquired for a price of US$34.00 in cash per Share.

Each of the Rollover Shareholders has agreed to sell all of their Shares to the Purchaser in exchange for consideration consisting of a combination of cash and shares in the capital of the Purchaser or an affiliate thereof. Following completion of the Arrangement, Philip Fayer, Novacap and CDPQ are expected to hold or exercise control or direction over, directly or indirectly, approximately 24%, 18% and 12%, respectively, of the common equity in the resulting private company.

Further details regarding the Arrangement are provided in the management information circular of the Company dated May 13, 2024 (the "Circular") mailed to Nuvei shareholders in connection with the Arrangement, a copy of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Arrangement Resolution was adopted on a vote by way of ballot by (i) at least two-thirds of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) not less than a simple majority (more than 50%) of the votes cast by the holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting; (iii) not less than a simple majority of the votes cast by the holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting; and (iv) not less than a simple majority of the votes cast by the holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting (excluding the Subordinate Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)). In its interim order dated May 13, 2024, the Superior Court of Québec (Commercial Division) (the “Court”) declared that the vote of not less than a simple majority of the votes cast by the holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting (excluding the Multiple Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to MI 61-101), which is required under MI 61-101, was satisfied as there are no holders of Multiple Voting Shares eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote.

Based on proxies and ballots received at the Meeting, votes were cast as follows:

Category of Voting	Percentages of Votes For	Percentages of Votes Against
Holders of Subordinate Voting Shares and Multiple Voting Shares, voting together as a single class	99.24%	0.76%

Holders of Subordinate Voting Shares	86.08%	13.92%

Holders of Multiple Voting Shares	100%	0%

Holders of Subordinate Voting Shares, excluding the Rollover Shareholders and those required to be excluded under MI 61-101	86.04%	13.96%

The Arrangement remains subject to the satisfaction or waiver of certain other closing conditions customary in a transaction of this nature, including the receipt of a final order from the Court approving the Arrangement (the “Final Order”) and certain regulatory approvals. The hearing in respect of the Final Order is scheduled to take place on June 20, 2024. Assuming that these remaining conditions to closing are satisfied, the Arrangement is expected to be completed in late 2024 or the first quarter of 2025.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei's modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 700 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "Forward-looking information") within the meaning of applicable securities laws. This forward-looking information is identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements regarding the proposed transaction, including the proposed timing and various steps contemplated in respect of the transaction are forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, and although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under the heading "Risk Factors" in the Company's annual information form filed on March 5, 2024 and under the heading "Risk Factors" in the Company's management's discussion and analysis for the three months ended March 31, 2024. These risks and uncertainties further include (but are not limited to) as concerns the transaction, the failure of the parties to obtain the necessary regulatory and court approvals or to otherwise satisfy the conditions to the completion of the transaction, failure of the parties to obtain such approvals or satisfy such conditions in a timely manner, significant transaction costs or unknown liabilities, failure to realize the expected benefits of the transaction, and general economic conditions. Failure to obtain the necessary regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the transaction or to complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Company to the completion of the transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, in certain circumstances, the Company may be required to pay a termination fee pursuant to the terms of the Arrangement Agreement which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information please contact:

Investors

Kingsdale Advisors
contactus@kingsdaleadvisors.com

Chris Mammone, Head of Investor Relations
IR@nuvei.com

Media

Joel Shaffer
FGS Longview
Joel.shaffer@fgslongview.com